January 4, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:	Jeffrey Riedler, Assistant Director
John Krug, Senior Counsel

Via:	EDGAR Submission

Re:	XTL Biopharmaceuticals Ltd.
Form 20-F filed June 30, 2010
File No. 000-51310

Ladies and Gentlemen:

Today, XTL Biopharmaceuticals Ltd. (the “Company”) received by United States Postal Service a letter from the Securities and Exchange Commission (the “Commission”), dated December 6, 2010, which requests comments on the Company’s Form 20-F filed June 30, 2010.

Pursuant to a telephone conversation held today between myself and Mr. Jeffrey Riedler, the Company and the Commission have agreed that the date of response to the above-referenced letter will be delayed until January 18, 2011 due to the late receipt of the letter.

Thank you for your assistance.

XTL Biopharmaceuticals Ltd.

By:	/s/ David Grossman
David Grossman
Chief Executive Officer

XTL Biopharmaceuticals Ltd. 85 Medinat Hayehudim St., Herzliya Pituach 46766, Israel Tel: +972-9-955-7080 Fax: +972-9-951-9727